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                                                                    Exhibit 23.8


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use of our report dated March 11, 2005, with respect to the consolidated balance sheets of GB Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2004, included herein and to the reference to our firm under the heading "Experts" in the prospectus. The audits referred to in our report dated March 11, 2005, included the related consolidated financial statement schedule. Our report dated March 11, 2005 contains an explanatory paragraph that states that GB Holdings' has suffered recurring net losses, has a net working capital deficiency and has significant debt obligations which are due within one year that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.


                                                 /s/ KPMG LLP

Short Hills, New Jersey
June 20, 2005